SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 20, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE
March 20, 2015

Conversion of Nokia Corporation’s convertible bond into Nokia shares

Nokia Corporation
Stock Exchange Release
March 20, 2015 at 09:30 (CET +1)

Conversion of Nokia Corporation’s convertible bond into Nokia shares

Espoo, Finland — A total of 40 983 Nokia shares have been subscribed for by using the conversion right pertaining to Nokia’s EUR 750 million convertible bond due in 2017. The conversion price is EUR 2.44 per share. The conversion amount, EUR 100 000, is recorded into the fund for invested non-restricted equity, hence the share capital of the company will not increase.

The total number of Nokia shares after registration of the shares with the Trade Register is 3 678 181 547. Each share carries one vote.

The new shares will carry the shareholder rights under Finnish law as of the date of registration on March 20, 2015. The shares can commence trading in Nasdaq Helsinki together with other Nokia shares (NOK1V) as of March 20, 2015.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated March 20, 2015: Conversion of Nokia Corporation’s convertible bond into Nokia shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal